Filed by Super Group (SGHC) LTD pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sports Entertainment Acquisition Corp.
(File No. 001-39583)

Sports Entertainment Acquisition Corp. Provides Update on Audit Committee Requirements and Business Combination Amendment

North Palm Beach, November 17, 2021 — Sports Entertainment Acquisition Corp. (NYSE: SEAH.U) (the “Company”) announced today that it received a notice from the New York Stock Exchange (the “NYSE”) indicating that the Company was deficient in meeting the requirements of Section 303A.07(a) of the Listed Company Manual, which required the Company to have three independent members of its board of directors on the audit committee within one year from the closing of the Company’s initial public offering. The notice from the NYSE states that, unless the Company cures this deficiency by November 17, 2021, the Company will be deemed noncompliant. The Company has coordinated with the NYSE regarding its plan not to appoint a third member of the audit committee until the closing of our previously announced business combination, and the NYSE has confirmed that it does not plan to delist the Company, but rather after November 17, 2021 will include the Company in a list of noncompliant issuers that the NYSE publishes and will display a below compliance indicator with respect to the Company on its website.

Additionally, on November 16, 2021, the Company and SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (“SGHC”), Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (“NewCo”) and Sports Entertainment Acquisition Holdings LLC (the “Sponsor”) entered into an Amendment to Business Combination Agreement (the “Amendment Agreement”) that expressly amended and modified the previously announced business combination agreement between the Company , SGHC, NewCo, the Sponsor and Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of NewCo (the “Business Combination Agreement”), to provide that the outside date for the closing of the business combination is March 31, 2022. In the event that the business combination shall not be consummated on or before March 31, 2022, then either SGHC or the Company may terminate the Business Combination Agreement, provided that such terminating party is not otherwise in breach of the Business Combination Agreement.

About Sports Entertainment Acquisition Corp.

Sports Entertainment Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While the Company may pursue an initial business combination with a company in any business, industry, sector or geographical location, it intends to focus its search on the sports and entertainment sectors as well as the technology and services that are associated with these verticals.

Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “proposed” and similar expressions, as they relate to us, our management team or the closing of the previously announced business combination identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and the Company’s registration statement and prospectus relating to the Company’s initial public offering filed with the SEC. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact

Sports Entertainment Acquisition Corp.
Investors :
Ashley DeSimone
ICR
ashley.desimone@icrinc.com